UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2, 2012

Commission File Number: 000-50975

China Finance Online Co. Limited

(Translation of registrant’s name into English)

Hong Kong

(Jurisdiction of incorporation or organization)

9th Floor of Tower C, Corporate Square

NO.35 Financial Street, Xicheng District

Beijing, China 100033

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Change of Auditor

China Finance Online Co. Limited (the “Company”) announced today that its Board of Directors has approved the change of its independent registered public accounting firm from Deloitte Touche Tohmatsu CPA Ltd. (“DTT”) to Grant Thornton China (“GT”), with immediate effect. The change was driven by fee considerations as part of the Company’s recent cost reduction measures, recommended by the Company’s audit committee and approved by the Board of Directors on November 2, 2012.

During the two most recent fiscal years ended December 31, 2011 and through the date of this Form 6-K, there were no disagreements between the Company and DTT on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of DTT, would have caused DTT to make reference to the subject matter of the disagreement in its report on the Company’s consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Finance Online Co. Limited

Date: November 2, 2012	By:	/s/ Jun Wang
	Name:	Jun Wang
	Title:	Chief Financial Officer

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